Sub-item 77D


WESTERN ASSET FUNDS, INC.
May 31, 2012
SUPPLEMENT TO THE SUMMARY PROSPECTUS AND PROSPECTUS OF
WESTERN ASSET CORE PLUS BOND FUND
Dated May 1, 2012


The last sentence of the legend on the cover of the Fund's Summary Prospectus is deleted and replaced with the following:

The fund's Prospectus, dated May 1, 2012, as supplemented on May 31, 2012, and as may be amended or further supplemented, the fund's statement of additional information, dated May 1, 2012, as may be amended or further supplemented, and the independent registered public accounting firm's report and financial statements in the fund's annual report to shareholders, dated December 31, 2011, are incorporated by reference into this Summary Prospectus.

The second paragraph under the heading "Principal investment strategies" in the Summary Prospectus and the Prospectus of the Fund is deleted and replaced with the following:

The fund may invest up to 20% of its total assets in non-U.S. dollar denominated securities. Up to 20% of the fund's net assets may be invested in debt securities that are not rated Baa or BBB or above at the time of purchase by one or more Nationally Recognized Statistical Rating Organizations ("NRSROs") or, if unrated, securities of comparable quality at the time of purchase (as determined by the subadvisers). Securities rated Baa or BBB or above by one or more NRSROs or unrated securities of comparable quality are known as "investment grade securities." Securities rated below investment grade are commonly known as "junk bonds" or "high yield securities." The fund may invest up to 25% of its total assets in the securities of non-U.S. issuers.